UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ITEM 1
(a) Name of Issuer: IDT CORPORATION
(b) Address of Issuer: 520 Broad Street
                       Newark, NJ 07102

ITEM 2
(a) Name of Person Filing: KAHN BROTHERS & CO., INC.
(b) Address of Principal Business Office:
	555 Madison Avenue, 22nd Floor
	New York, NY 10022
(c) Citizenship: USA
(d) Title of Class of Securities: COMMON
(e) CUSIP Number: 448947101

ITEM 4. OWNERSHIP
(a) Amount beneficially owned: 2,635,080
(b) Percent of class: 17.36%
(c) Number of shares as to which the person has:
    (iv) Shared power to dispose to direct the disposition of:
		2,635,080